The Mintz Fraade Law Firm, P.C.

COUNSELORS AT LAW

271 MADISON AVENUE, 12th FLOOR

NEW YORK, NEW YORK 10016

TELEPHONE (212) 486-2500 _______ TELECOPIER (212) 486-0701	OF COUNSEL EDWARD C. KRAMER JON M. PROBSTEIN SEYMOUR REITKNECHT JOSEPH J. TOMASEK

October 12, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kim McManus, Staff Attorney

Re:	Jobbot, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 13, 2015 File No. 333-199833

Dear Sir/Madam:

We represent Jobbot, Inc. (the “Company”). We are replying upon the Company’s behalf to the comment letter dated February 26, 2016. We have set forth below your comments and our responses to each immediately thereafter.

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General

1. We note your disclosure stating, “Management believes that the registration statement, of which this Prospectus is a part, contains “Form 10 information” and therefore, complies with Rule 144.” We further note that Rule 144(i) requires the elapse of one year from the date an issuer that was previously a shell company has filed current “Form 10 information” reflecting its status as an entity that is no longer a shell company. This registration statement does not reflect your status as an entity that is no longer a shell company. Please advise us why you believe this registration statement complies with Rule 144(i), or revise your disclosure to remove the above statement.

The Amended Form S-1 has been revised on page 15 to exclude the statement quoted above.

2. We note your disclosure on page 16, stating “This offering shall terminate ninety (90) days after the Registration Statement is declared effective by the SEC which may be extended by the Company for additional ninety (90) day periods up to twelve months.” Please revise your disclosure to clarify how you plan to communicate to shareholders any extension of the offering. In addition, please confirm that you will deregister any unsold securities upon termination of the offering, consistent with the undertaking provided on page 32.

The Amended Form S-1 has been revised on page 16 to include the following: “The Company shall promptly notify all stockholders, including the selling security holders, of any such extensions by mail via the U.S. Postal Service. Any unsold shares of common stock shall be deregistered upon termination of the Offering.”

3. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

The Summary Compensation Table on page 25 of the Amended Form S-1 has been revised to include directors’ compensations for the fiscal year ended December 31, 2015.

If you have any questions please contact the undersigned.

Respectfully Submitted,

The Mintz Fraade Law Firm, P.C.

	By:	/s/ Alan P. Fraade
Alan P. Fraade
APF/ avs
Cc: Jobbot, Inc.

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